UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Pure Cycle Corporation
(Name of Issuer)

Common Stock, Par Value 1/3 of $.01
(Title of Class of Securities)

746228 30 3
(CUSIP Number)

Ryan T. Clark, manager of TPC Ventures, LLC
8451 Delaware Street, Thornton, CO 80260 (303) 292-3456
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 736228 30 3

1.  	Names of Reporting Persons. I.R.S.
	Identification Nos. of above persons (entities only).

	TPC Ventures, LLC
        IRS Identification:  20-2757519

2.  	Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)  X

3.  	SEC Use Only

4.  	Source of Funds (See Instructions)
    	NA

5.	Check if Disclosure of Legal Proceedings Is Required
	Pursuant to Items 2(d) or 2(e)
       	NA

6.	Citizenship or Place of Organization
        United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power:               	1,619,705
8.   Shared Voting Power:           	None
9.   Sole Dispositive Power:        	1,619,705
10.  Shared Dispositive Power:  	None
11.  Aggregate Amount Beneficially Owned by Each
	Reporting Person:    1,619,705

12.  Check if the Aggregate Amount in Row
     (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11):    10.9%

14.  Type of Reporting Person (See Instructions):  CO


CUSIP No. 736228 30 3
1.  	Names of Reporting Persons. I.R.S. Identification
	Nos. of above persons (entities only).
     	Ryan T. Clark

2.  	Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)  X

3.  	SEC Use Only

4. 	Source of Funds (See Instructions)
    	NA

5.	Check if Disclosure of Legal Proceedings Is Required
	Pursuant to Items 2(d) or 2(e)
       	NA

6.	Citizenship or Place of Organization
        United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power:               	1,619,705
8.   Shared Voting Power:           	None
9.   Sole Dispositive Power:        	1,619,705
10.  Shared Dispositive Power:  	None
11.  Aggregate Amount Beneficially Owned by Each
	Reporting Person:    		1,619,705

11.  	Aggregate Amount Beneficially Owned by Each
	Reporting Person:    1,619,705

12.  	Check if the Aggregate Amount in Row (11) Excludes
	Certain Shares (See Instructions)

13. 	Percent of Class Represented by Amount in Row (11):    10.9%

14.  	Type of Reporting Person (See Instructions):  IN


CUSIP No. 736228 30 3

1.  	Names of Reporting Persons. I.R.S. Identification
	Nos. of above persons (entities only).
     	Thomas P. Clark Annuity Trust u/a/d April 29, 2005

2.  	Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)  X

3.  	SEC Use Only

4. 	Source of Funds (See Instructions)
    	NA

5.	Check if Disclosure of Legal Proceedings Is Required
	Pursuant to Items 2(d) or 2(e)
	NA

6.	Citizenship or Place of Organization
	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power:               	1,619,705
8.   Shared Voting Power:           	None
9.   Sole Dispositive Power:        	1,619,705
10.  Shared Dispositive Power:  	None
11.  Aggregate Amount Beneficially Owned by Each
	Reporting Person:    1,619,705

12.  	Check if the Aggregate Amount in Row (11) Excludes
	Certain Shares (See Instructions)

13. 	Percent of Class Represented by Amount in Row (11):    10.9%

14.  	Type of Reporting Person (See Instructions):  OO



Item 1.	Security and Issuer

This Schedule 13D/A is filed with respect to shares of Common Stock, par value 1/3 of $.01 ("Common Stock"), of Pure Cycle Corporation, a Delaware Corporation (the "Company"). The Company's principal executive offices are located at 8451 Delaware Street, Thornton, CO 80260.

Item 2.	Identity and Background

(a)	This Schedule 13D/A is being filed by TPC Ventures, LLC
	(the "LLC"), Ryan T. Clark ("R Clark") and the Thomas P. Clark Annuity Trust u/a/d April 29, 2005 (the "Trust")
	(collectively R Clark, the LLC and the Trust are referred to as the "Reporting Persons").

(b)	The principal business address for the Reporting Persons
	is the address for the Company's executive offices as listed above.

(c)	R Clark is self-employed.  The LLC is incorporated in the
	State of Colorado. The principal business address for the Reporting Persons is the same as the principal executive offices of the Company as listed above.

(d) (e)	During the last five years, none of the Reporting Persons have
	been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor have the Reporting Persons been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  	R Clark is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

	Not applicable

Item 4.	Purpose of Transaction

	In March 2006, the LLC distributed 10,000 shares of Common Stock
	to an unrelated party pursuant to the Thomas P. Clark Trust dated
	November 9, 2004 (the "TC Trust").  The Trustee of the TC Trust is R Clark.

	On July 6, 2006, the LLC sold 140,000 shares of Common Stock for $10.25 per share to an unrelated party. Excluding this July 6, 2006 sale, since the filing of Amendment 7 to Schedule 13D filed in July 2005, the LLC has sold a total of 280,000 shares of Common Stock.

	Except as noted herein, the Reporting Persons have no present plans or proposals that relate to or would result in any transaction of the kind described in paragraphs (a) through (j) of Item 4. In the future, however, the Reporting Persons reserve the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

	Pursuant to an Amended and Restated Voting Agreement dated August 12, 1992,
	a copy of which was filed previously as Exhibit A to Amendment No. 1
	(the "1992 Voting Agreement") Thomas P Clark ("T Clark"), the former
	CEO of the Company and former original owner of the LLC's Common Stock,
	had agreed, along with other parties, to vote the shares of the Common
	Stock, owned or controlled by him, in favor of electing a representative
	designated by the Environmental Private Equity Fund II, L.P., a Delaware
	limited partnership ("EP Fund"), to the Company's Board of Directors.
	The Common Stock directly held by the LLC, which was transferred from
	T Clark as more fully described in the Schedule 13D/A filed with the
	Commission on May 13, 2005, will continue to be subject to the 1992
	Voting Agreement. EP Fund owns 341,880 shares of Common Stock of
	the Company or 2.3% of the total outstanding Common Stock.
	Companies affiliated with EP Fund who are parties to the 1992 Voting
	Agreement (the "EP Fund Entities") own an additional 1,221,288 shares
	of common stock or 8.2% of the total outstanding Common Stock.
	George W. Middlemas currently serves on the Board and was elected as the
	EP Fund representative.

Item 5.	Interest in Securities of the Issuer

(a)	As of July 6, 2006, the LLC is the direct beneficial owner of 1,619,705
	shares of Common Stock, or 10.9% of the outstanding Common Stock of the Company.

	The Trust, due to its majority ownership of the LLC, and R Clark as sole trustee of the Trust and as manager of the LLC, may be deemed to have indirect beneficial ownership of the 1,619,705 shares (10.9% of the total outstanding Common Stock) owned by the LLC.

	R Clark and the Trust disclaim beneficial ownership of all shares of Common Stock owned by, and disclaim the existence of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 with, the other parties to the 1992 Voting Agreement.

(b)	By reason of his role as manager, R Clark has the sole power to
	dispose of and vote 1,619,705 shares of Common Stock owned by the LLC, subject to the 1992 Voting Agreement.

(c)	None

(d)	None

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect
	to Securities of the Issuer

	See Item 4 above for a description of the 1992 Voting Agreement and the distributions required pursuant to the TC Trust.

Item 7.	Material to Be Filed as Exhibits

	None



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2006




/s/  Ryan T. Clark as manager of TPC Ventures, LLC
Signature